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Such A Funny Life Channel <suchafunnylifemovie@gmail.com>

HLD Wefunder campaign draft

Kerem Durdag <keremdurdag@gmail.com> Sat, Aug 14, 2021 at 11:18 AM
To: Such A Funny Life Channel <suchafunnylifemovie@gmail.com>

Oliver,

Thanks very much for sharing this. The message is clearly articulated and focused; great job. I do like the reference to "Gone Girl" because it coalesces a "guidepost" to what this movie is about.

Are you planning to do a coordinated/concerted crowdfunding campaign in the fall once you have the casting announcements etc. in place?

Cheers,
Kerem

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